SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from __________ to ___________.

                  Commission File Number:  000-23299


A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:


                              BAY BANCSHARES, INC.
                              EMPLOYEE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              BAY BANCSHARES, INC.
                             1001 HIGHWAY 146 SOUTH
                              LA PORTE, TEXAS 77571

                 FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                   BAY BANCSHARES, INC. EMPLOYEE SAVINGS PLAN

                           DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.....................3

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS..............5

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
       PLAN BENEFITS...................................................6

     NOTES TO FINANCIAL STATEMENTS.....................................7

SUPPLEMENTAL INFORMATION

     LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
       PURPOSES ON DECEMBER 31, 1999..................................13

     LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS -
       (TRANSACTIONS IN EXCESS OF FIVE PERCENT OF FAIR
       VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR),
       FOR THE YEAR ENDED DECEMBER 31, 1999...........................14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Committee
Bay Bancshares, Inc. Employee Savings Plan


      We have audited the accompanying statements of net assets available for plan benefits of Bay Bancshares, Inc. Employee Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/S/ GRANT THORNTON LLP

Houston, Texas
June 6, 2000

                   BAY BANCSHARES, INC. EMPLOYEE SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  DECEMBER 31,


        ASSETS                        1999          1998
                                   ----------    ----------
Cash and cash equivalents .....    $   14,249    $   12,366
Investments, at fair value:
   Money market funds .........       117,042       209,123
   Mutual funds ...............     1,849,721     1,161,362
   Stocks .....................       173,119        83,912
   Participant loans ..........        53,203        52,768
                                   ----------    ----------
                                    2,193,085     1,507,165
Interest receivable ...........           602           865
                                   ----------    ----------
       NET ASSETS AVAILABLE FOR
          PLAN BENEFITS .......    $2,207,936    $1,520,396
                                   ==========    ==========

The accompanying notes are an integral part of these statements.

                  BAY BANCSHARES, INC. EMPLOYEE SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             YEAR ENDED DECEMBER 31,

                                                1999          1998
                                             ----------    ----------
Additions to net assets attributed to:
   Investment income
     Net appreciation in fair
       value of investments .............    $  314,748    $  112,242
     Interest and dividends .............        58,037         3,543
                                             ----------    ----------
                                                372,785       115,785
   Contributions:
     Employer's .........................        94,725        79,054
     Employees' .........................       292,193       232,409
     Rollovers ..........................        11,499        29,428
                                             ----------    ----------
                                                398,417       340,891
                                             ----------    ----------
     Total additions ....................       771,202       456,676
Deductions from net assets attributed to:
   Benefits paid to employees ...........        83,662       129,834
                                             ----------    ----------
       Net increase .....................       687,540       326,842
Net assets available for plan benefits:
   Beginning of year ....................     1,520,396     1,193,554
                                             ----------    ----------
   End of year ..........................    $2,207,936    $1,520,396
                                             ==========    ==========


The accompanying notes are an integral part of these statements.

                   BAY BANCSHARES, INC. EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE A - DESCRIPTION OF PLAN

   The following description of Bay Bancshares, Inc. Employee Savings Plan (the
   Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   1.   GENERAL

   The Bay Bancshares, Inc. Employee Savings Plan was established January 1, 1988 in recognition of the contribution made to its successful operation by its employees and for the exclusive benefit of its eligible employees.

   The Plan is a defined contribution plan covering all full-time employees of the Company who have completed one year of service and have attained age 21. The Plan's entry dates are January 1, April 1, July 1 and October 1.

   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   2.   PARTICIPANT CONTRIBUTIONS

   Participants may make pre-tax contributions ranging from 1% to 15% of their earnings subject to certain maximums set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants' contributions are nonforfeitable and are 100% vested.

   3.   EMPLOYER CONTRIBUTIONS

   The Employer contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the plan. Additional discretionary contributions as determined by the Employer may also be made. Employer contributions vest in accordance with the following schedule:

                                               VESTED INTEREST
     YEARS OF SERVICE                            IN ACCOUNT
     ----------------                        -------------------
       Less than 3                                     0%
         3                                            20%
         4                                            40%
         5                                            60%
         6                                            80%
         7 or more                                   100%

                   BAY BANCSHARES, INC. EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE A - DESCRIPTION OF PLAN - CONTINUED

   In the event the Plan is determined to be "top heavy," pursuant to the Internal Revenue Code, participants should refer to the top heavy vesting schedule contained in the Plan.

   4.   TRUSTEE

   American Industries Trust Company is the appointed Trustee of the Plan.

   5.   PARTICIPANTS ACCOUNTS

   Each participant's account is credited with the participant's contribution and allocation of the Employer's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   6.   LOANS TO PARTICIPANTS

   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years. However, if the loan is used to acquire a primary residence, repayment may exceed five years. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.

   7.   PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all amounts allocated to participant's accounts will become fully vested.

   8.   INCOME TAX STATUS


   The Plan received a favorable determination letter dated May 20, 1998, stating that the Plan and related trust are designed in accordance with applicable section of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

                   BAY BANCSHARES, INC. EMPLOYEE SAVINGS PLAN

                           DECEMBER 31, 1999 AND 1998



NOTE A - DESCRIPTION OF PLAN - CONTINUED

   9.   PAYMENTS OF BENEFITS

   On termination of service due to reasons other than death, a participant may elect to receive either a lump-sum amount equal to the value of his vested account, authorize a direct rollover to an Individual Retirement Account
   (IRA) or other employer plan, or if the vested balance is greater than $3,500 the participant may delay payment until further notice or until a specified date. On termination of service due to death, the participants beneficiary is entitled to a single lump-sum distribution of 100% of the account balance upon participant's death or the beneficiary may elect to have minimum distributions paid over a period of time not to extend beyond their life expectancy.

   10.   FORFEITED ACCOUNTS

   Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeitures will be allocated among remaining eligible participants.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements of the Bay Bancshares, Inc. Employee Savings Plan have been prepared in conformity with generally accepted accounting principles as applied to profit-sharing plans and in accordance with the terms of the Plan agreement.

   A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

   1.   BASIS OF ACCOUNTING

   The financial statements of the Plan are prepared under the accrual method of accounting.

   2.   USE OF ESTIMATES

   In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  BAY BANCSHARES, INC. EMPLOYEE SAVINGS PLAN

                           DECEMBER 31, 1999 AND 1998



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

   3.   VALUATION OF INVESTMENTS

   Money market accounts and mutual fund investments are stated at their fair market value, as determined by quoted market price. Realized and unrealized gains and losses in fair values of investments are included in the statement of changes in net assets available for plan benefits. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

   4.   BENEFITS TO MEMBERS

   Members' benefits are included in distributions during the period payment is made.


NOTE C - RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of mutual money market funds managed by American Industries Trust Company. American Industries Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


NOTE D - INVESTMENTS

   The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                          1999         1998
                                                        --------     --------
     American Industries Trust Short-Term Income Fund*  $117,042     $209,123
     Founders Balanced Fund                              148,590      122,361
     Sound Shore Fund                                    197,913      175,984
     Fidelity Spartan U.S. Equity Index                  445,047      272,951
     Janus Worldwide Fund                                677,575      268,509
     Bay Bancshares, Inc. Stock*                         173,119       83,912
     Baron Asset Fund                                    317,130      275,674

     *Party in interest.

                   BAY BANCSHARES, INC. EMPLOYEE SAVINGS PLAN

                           DECEMBER 31, 1999 AND 1998



NOTE D - INVESTMENTS - CONTINUED

   During 1999, the Plan's investments (including realized and unrealized gains and losses) appreciated in value by $314,748 as follows:

     Mutual Funds                                          $288,491
     Stocks                                                  26,257
                                                           --------
                                                           $314,748
                                                           ========

                            SUPPLEMENTAL INFORMATION

                   BAY BANCSHARES, INC. EMPLOYEE SAVINGS PLAN
                           PLAN #001; EIN #76-0046244

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999




                                                  NUMBER                   FAIR VALUE
                                                    OF                     DECEMBER 31,
DESCRIPTION                                       SHARES        COST          1999
------------------------------------              -------    ----------    -----------
American Industries Trust Short-Term Income
  Fund* ...................................       117,042    $  117,042    $  117,042
Baron Asset Fund ..........................         5,396       243,085       317,130
Dreyfus Short-Intermediate Government Fund          6,126        65,228        63,466
Fidelity Spartan U.S. Equity Index ........         8,544       336,611       445,047
Founders Balanced Fund ....................        14,192       165,083       148,590
Janus Worldwide Fund ......................         8,865       431,969       677,575
Sound Shore Fund ..........................         6,716       184,094       197,913
Bay Bancshares, Inc. Stock* ...............         9,685       136,234       173,119
Participant loans .........................          --          53,203        53,203
                                                             ----------    ----------
                                                             $1,732,549    $2,193,085
                                                             ==========    ==========

*Party in interest

                   BAY BANCSHARES, INC. EMPLOYEE SAVINGS PLAN
                           Plan #001; EIN #76-0046244

 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS - (TRANSACTIONS IN EXCESS OF
          FIVE PERCENT OF FAIR VALUE OF PLAN ASSETS AT THE BEGINNING
                                 OF THE YEAR)
                          Year ended December 31, 1999


                                                                 CURRENT
                                          PURCHASE OR            VALUE ON
                               NUMBER OF    SELLING   COST OF   TRANSACTION  NET GAIN
DESCRIPTION                   TRANSACTIONS   PRICE     ASSETS       DATE     OR (LOSS)
------------------------      ------------  -------   --------     ------    --------
American Industries Trust
  Short-Term Income Fund*
  Purchases ..............         156    $322,155    $322,155    $322,155    $   --
  Sales ..................          62     414,236     414,236     414,236        --
Fidelity Spartan U.S.
  Equity Index
  Purchases ..............          77     172,971     172,971     172,971        --
  Sales ..................          30      62,077      48,789      62,077      13,288
Janus Worldwide Fund
  Purchases ..............          77     260,268     260,268     260,268        --
  Sales ..................          21      67,076      54,227      67,076      12,849
Sound Shore Fund
  Purchases ..............          68      97,506      97,506      97,506        --
  Sales ..................          24      72,292      67,640      72,292       4,652
Baron Asset Fund
  Bond Fund
  Purchases ..............          67      91,669      91,669      91,669        --
  Sales ..................          25      89,895      73,976      89,895      15,919
Fidelity Money Market Fund
  Purchases ..............          50      85,910      85,910      85,910        --
  Sales ..................          35      85,910      85,910      85,910        --
Founders Balanced Fund
  Purchases ..............          68     105,482     105,482     105,482        --
  Sales ..................          23      56,511      56,917      56,511        (406)
Bay Bancshares, Inc. Stock*
  Purchases ..............          23      73,578      73,578      73,578        --
  Sales ..................           9      10,501       8,665      10,501       1,836

*Party in interest

EXHIBIT
NUMBER

23.1        Consent of Grant Thornton LLP



                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed in its behalf by the undersigned hereunto duly authorized.

July 10, 2000                        Bay Bancshares, Inc. Employee
                                       Savings Plan

                                     Bay Bancshares, Inc. as Plan Administrator



                                     /s/ L.D. WRIGHT
                                         L.D. Wright
                                         President